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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G/A


Under the Securities Exchange Act of 1934
(Amendment No. 1)
(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


IPG Photonics Corp
(Name of Issuer)


Common shares
(Title of Class of Securities)

44980X109
(CUSIP/SEDOL Number)


December 31, 2023
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G/A


Issuer:IPG Photonics Corp	CUSIP No.: 44980X109

1	NAMES OF REPORTING PERSONS

	First Eagle Investment Management, LLC


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES	5  SOLE VOTING POWER - 3,859,957
BENEFICIALLY  		6  SHARED VOTING POWER - 0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 4,257,637
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	4,257,637


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	9.07%


12	TYPE OF REPORTING PERSON

	IA



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SCHEDULE 13G/A

Issuer: IPG Photonics Corp	CUSIP No.: 44980X109

ITEM 1

(a)	Name of Issuer: IPG Photonics Corp


(b)	Address of Issuer's Principal Executive Offices:

	377 Simarano Drive
	Marlborough, MA 01752


ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC

(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA


(d)	Title of Class of Securities:

	Common Stock



(e)	CUSIP No.: 44980X109


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).



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SCHEDULE 13G/A

Issuer: IPG Photonics Corp	CUSIP No.: 44980X109

ITEM 4.	Ownership.

	See cover page.


ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	Securities reported on this Schedule 13G as being beneficially owned
	by First Eagle Investment Management, LLC are held by or at the direction
	of First Eagle Investment Management, LLC and/or one or more of its investment
	adviser subsidiaries, which may include First Eagle Separate Account
	Management, LLC, principally on behalf of investment advisory clients, which
	may include investment companies registered under the Investment Company Act,
	employee benefit plans, pension funds, other institutional clients, or
	separate accounts, but sometimes for its own account.

	First Eagle Investment Management, LLC (FEIM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 4,257,637 shares, or 9.07% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The First Eagle Global Fund, a registered investment Company for which FEIM acts as investment adviser, may be deemed to beneficially own 3,097,302 of these 4,257,637 shares, or 6.60% of the Company's Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A


ITEM 8. Identification and Classification of Members of the Group.

	N/A


ITEM 9. Notice of Dissolution of Group

	N/A


ITEM 10. Certification

	By signing below I certify that, to the best of my knowledge and
	belief, the securities referred to above were acquired and held in the
	ordinary course of business and were not acquired and are not held for the
	purpose of or with the effect of changing or influencing the control of the
	issuer of such securities and were not acquired and are not held in
	connection with or as a participant in any transaction having that purpose
	of effect, other than activities solely in connection with a nomination
	under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 8, 2024

Signature:	/s/ David O'Connor

Name/Title:	David O'Connor, Senior Vice President


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